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                                                                       EXHIBIT 8

August 14, 1998


Board of Directors
First American Corporation
615 First American Center
Nashville,  TN  37237-0615

Board of Directors
CSB Financial Corporation
108 Cumberland Street
Ashland City,  TN  37082

Board of Directors
Cheatham State Bank
108 Cumberland Street
Ashland City,  TN  37082


Dear Board Members:

You have requested the opinion of KPMG Peat Marwick LLP ("KPMG") with respect to certain Federal income tax issues related to the merger (the "Merger") of CSB Financial Corporation ("CSB") with and into First American Corporation ("FAC") and with respect to the merger (the "Bank Merger") of Cheatham State Bank ("Bank") with and into First American National Bank ("FANB"). In order to facilitate the issuance of this tax opinion you have furnished KPMG with a copy of the Agreement and Plan of Reorganization dated as of June 9, 1998, by and among FAC, FANB, CSB and Bank (the "Agreement"). In rendering this opinion letter KPMG is relying upon the Agreement. In addition you have furnished KPMG with certain FACTS and REPRESENTATIONS as contained in this letter all of which form a material basis upon which KPMG has based its opinions. Other than the Agreement, KPMG has not reviewed the legal documents necessary to effectuate the steps to be undertaken to consummate either the Merger or the Bank Merger and KPMG assumes that all steps taken will be consistent with those described in the Agreement and in this letter and that such steps will be effectuated under applicable state and Federal law. This opinion is specifically conditioned on the consummation of both the Merger and the Bank Merger as part of a single plan, and should either of these mergers fail to occur this opinion will be null and void. All capitalized terms as used herein have, unless stated otherwise, the same meaning as such term as used in the Agreement. All section references herein are, unless stated otherwise, referring to the Internal Revenue Code of 1986, as amended.


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                                      FACTS

CSB is a Tennessee corporation and a bank holding company owning approximately 96.14% of the issued and outstanding shares of common stock of Bank (consisting of approximately 171,286.25 shares of Bank). CSB has currently issued and outstanding solely common stock of one class ("CSB Common Stock"). There are approximately 84,946.5 shares of CSB Common Stock outstanding and approximately 7,477 shares of CSB Common Stock are reserved for issuance pursuant to certain outstanding options ("CSB Options"). CSB has not redeemed any shares of stock in contemplation of the transactions described herein.

Bank is a Tennessee banking corporation which has issued and outstanding solely common stock of one class ("Bank Common Stock"). There are approximately 178,154 shares of Bank Common Stock outstanding and there are no options outstanding with regard to Bank Common Stock. The shares of Bank Common Stock not owned by CSB (i.e. approximately 6,867.75 shares) are owned by approximately 51 other shareholders (the "Minority Shareholders"). Bank has not redeemed any shares of stock in contemplation of the transactions described herein.


FAC is a Tennessee corporation and a bank holding company owning 100% of the issued and outstanding stock of FANB. FAC has currently authorized for issuance shares of common stock of one class ("FAC Common Stock") and shares of preferred stock. In addition, solely as a means of thwarting an unwanted takeover transaction, FAC adopted a rights plan (the "Rights") which, in the event of certain events described in such plan, would result in the holders of FAC Common Stock receiving rights to acquire additional shares of FAC or perhaps of another corporation. Subsequent to adopting this rights plan the Rights were distributed to the then holders of FAC Common Stock on a pro rata basis. Holders of CSB Common Stock and the Minority Shareholders who receive FAC Common Stock pursuant to either the Merger or the Bank Merger will also receive Rights consistent with the number of shares of FAC Common Stock received.


FANB is a national bank and a wholly owned subsidiary of FAC. FAC and FANB are members of an affiliated group which files a consolidated federal income tax return with FAC as the common parent (the "FAC Consolidated Group").

Proposed Mergers:

On the Closing Date and at the Effective Time, Bank will be merged with and into FANB in accordance with applicable state and federal law with FANB surviving. As a result, the separate corporate existence of Bank shall cease as provided by law and FANB will acquire all the assets and assume all the liabilities of Bank.

Also on the Closing Date and at the Effective Time, CSB will be merged with and into FAC in accordance with applicable state and federal law with FAC surviving. As a



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result, the separate corporate existence of CSB shall cease as provided by law and FAC will acquire all of the assets and all of the liabilities of CSB.

Pursuant to the Bank Merger the Minority Shareholders who do not perfect their dissenters rights will be entitled to receive solely 4.4653 shares of FAC Common Stock (and the associated Rights) in exchange for each share of Bank Common Stock surrendered in the Bank Merger. Except as described below regarding fractional shares, no other consideration is payable to the Minority Shareholders pursuant to the Bank Merger.

Pursuant to the Merger each shareholder of CSB that does not perfect its dissenters rights will be entitled to receive solely 9.7071 shares of FAC Common Stock (and the associated Rights) in exchange for each share of CSB Common Stock surrendered in the Merger. Except as described below regarding fractional shares, no other consideration is payable to the CSB shareholders pursuant to the Merger.

No fractional shares of FAC Common Stock will be issued as a result of either the Merger or the Bank Merger. Instead, any Minority Shareholder or CSB shareholder entitled to a fractional share of FAC Common Stock as a result of either merger described herein shall receive cash in an amount equal to the corresponding fractional price of one share of FAC Common Stock as traded on the last trading day before the Effective Time.

Pursuant to the Merger holders of CSB Options will receive options to acquire FAC Common Stock on the same terms and conditions (taking into account the effects of the Merger) as with respect to the CSB Options.


                                 REPRESENTATIONS

With regard to the Bank Merger:

a. The fair market value of the FAC Common Stock to be received by each Minority Shareholder will be approximately equal to the fair market value of the Bank Common Stock surrendered in exchange therefor.

b. FANB will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Bank immediately prior to the Bank Merger. Amounts used to pay: (i) Bank shareholders who dissent to the Bank Merger, (ii) expenses related to the Bank Merger, (iii) cash in lieu of fractional shares, and (iv) all redemptions or distributions (except for regular, normal dividends) made prior to the Bank Merger but in contemplation thereof will be considered as assets held by Bank immediately prior to the Bank Merger for purposes of making this representation.



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c.  There is no plan or intention for FANB to issue any shares of any class of stock. Prior to and following the Bank Merger, FAC will own all of the outstanding stock of FANB.

d. Neither FAC nor any party related to FAC within the meaning of Treas. Reg. Sec. 1.368-1(e)(3) has any plan or intention to redeem or otherwise acquire any shares of FAC Common Stock issued in the Bank Merger.

e. FAC has no plan or intention to liquidate FANB, to merge FANB with any corporation in which FANB would not be the surviving corporation, to sell or otherwise dispose of any of the FANB stock, or to cause FANB to sell or otherwise dispose of any of the assets of Bank acquired in the Bank Merger (except for dispositions occurring in the ordinary course of business).

f. The liabilities of Bank to be assumed by FANB in the Bank Merger were incurred by Bank in the ordinary course of its business and are associated with the assets acquired in such merger.

g. Following the Bank Merger, FANB will continue the historic business of Bank in a substantially unchanged manner.

h. FAC, FANB and the Minority Shareholders will each pay their own expenses, if any, related to the Bank Merger.

i. At the Effective Time there will be no intercorporate indebtedness existing between FANB and Bank or between any member of the FAC Consolidated Group and Bank.


j. Neither FAC, FANB nor Bank is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).


k. Bank is not under the jurisdiction of a court in a Title 11 or similar case as defined in Section 368(a)(3)(A).

l. The fair market value of the assets of Bank to be transferred to FANB pursuant to the Bank Merger will equal or exceed the sum of the liabilities of Bank to assumed by FANB in such merger plus the amount of liabilities, if any, to which the transferred assets are subject.

With regard to the Merger:


m. The fair market value of the FAC Common Stock to be received by each shareholder of CSB pursuant to the Merger will be approximately equal to the fair market value of the CSB Common Stock surrendered in exchange therefor.





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n.  Neither FAC nor any party related to FAC within the meaning of Treas. Reg.
    Sec. 1.368-1(e)(3) has any plan or intention to redeem or otherwise acquire any shares of FAC Common Stock issued in the Merger.


o. FAC has no plan or intention to sell or otherwise dispose of any of the assets of CSB acquired in the Merger, excepts for dispositions made in the ordinary course of business or transferred as described in Section 368(a)(2)(c) of the Internal Revenue Code.


p. The liabilities of CSB to be assumed by FAC in the Merger were incurred by CSB in the ordinary course of its business and are associated with the assets to be acquired in such merger.

q. Following the Merger, FAC will continue to conduct the historic business of CSB in a substantially unchanged manner.

r. FAC, CSB and the shareholders of CSB will each pay their own expenses, if any, related to the Merger.

s. At the Effective Time there will be no intercorporate indebtedness existing between FAC and CSB.

t. Neither FAC nor CSB is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).

u. CSB is not under the jurisdiction of a court in a Title 11 or similar matter as defined in Section 368(a)(3)(A).


v. Both the fair market value and the adjusted basis of the assets of CSB to be transferred to FAC in the Merger will equal or exceed the sum of the liabilities of CSB to be assumed by FAC plus the amount of the liabilities, if any, to which the transferred assets are subject.


With regard to both the Merger and the Bank Merger:

w. The payment of cash in lieu of fractional shares of FAC Common Stock is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and such cash does not represent separately bargained-for consideration. The total cash that will be paid in lieu of fractional shares represents less than 1% of the total consideration paid in each merger respectively and no shareholder will receive cash with a value equal to or greater than the value of one full share of FAC Common Stock.




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x.  No event has occurred that would make the Rights exercisable and the occurrence of such event is both remote and contingent.





















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                                    OPINIONS

Based solely upon the contents of the Agreement and the FACTS and REPRESENTATIONS above and subject to the SCOPE OF OPINION below, it is the opinion of KPMG that:

With Respect to the Bank Merger:

1. The merger of Bank with and into FANB will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(D) and Bank, FANB and FAC will each be a "party to a reorganization" as defined in Section 368(b).


2. Provided the Rights are not "other property" (see discussion under Scope of Opinion) then no gain or loss will be recognized by the Minority Shareholders upon their exchange of Bank Common Stock solely for shares of FAC Common Stock and Rights associated therewith (including any fractional share of FAC Common Stock to which they may be entitled). Section 354. In the event the Rights are "other property' then the Minority Shareholders would recognize any realized gain on the exchange but in an amount not in excess of the fair market value of the Rights received. Section 356(a)(1). This recognized gain will be either a capital gain or a dividend computed with regard to each Minority Shareholder separately based on their individual circumstances and taking into account the principles of Donald
    E. Clark, 489 US 726. EACH MINORITY SHAREHOLDER SHOULD CONSULT THEIR OWN TAX ADVISOR WITH REGARD TO THE TREATMENT OF THE RIGHTS AS "OTHER PROPERTY" AND THE FEDERAL INCOME TAX CONSEQUENCES TO THEM, e.g. CAPITAL GAIN OR DIVIDEND. In any event, no loss will be recognized. Section 356(c). For the remainder of this opinion, including that portion of the opinion addressing the Merger, it will be assumed that the Rights are NOT "other property".


3. The basis of the FAC Common Stock received by each Minority Shareholder (including any fractional share interest to which the shareholder may be entitled) will be the same as the basis of the Bank Common Stock surrendered in exchange therefor. Section 358(a)(1).

4. The holding period of the FAC Common Stock received by each Minority Shareholder (including any fractional share interest to which they may be entitled) will include the period during which they held the Bank Common Stock surrendered in exchange therefore, provided the Bank Common Stock surrendered was held as a capital asset as of the Closing Date. Section 1223(2).

5. No gain or loss will be recognized by FANB upon the receipt of the assets of Bank solely in exchange for shares of FAC Common Stock and the assumption by FANB of the liabilities of Bank, provided the shares of FAC Common Stock used in this merger


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    are provided by FAC to FANB (or issued directly by FAC to the Minority
    Shareholders) as part of the plan of reorganization. Treas. Reg.
    Sec. 1.1032-2(b).

6. The holding period of each asset of Bank in the hands of FANB will include the period during which Bank held such asset. Section 1223(1).


7. No gain or loss will be recognized by Bank upon the transfer of its assets to FANB solely in exchange for the FAC Common Stock and the assumption by FANB of its liabilities. Sections 357(a) and 361(a).


8. No gain or loss will be recognized by Bank upon the distribution of the FAC Common Stock to the Minority Shareholders in exchange for their shares of Bank Common Stock. Section 361(c).

With Respect to the Merger:

9. The merger of CSB with and into FAC will be a reorganization within the meaning of section 368(a)(1)(A) and FAC and CSB will each be a "party to a reorganization" within the meaning of Section 368(b).

10. No gain or loss will be recognized by a shareholder of CSB upon the receipt of solely shares of FAC Common Stock (including any fractional share to which they may be entitled) in exchange for their shares of CSB Common Stock. Section 354. PLEASE SEE OPINION #2 ABOVE. THE DISCUSSION CONTAINED THEREIN REGARDING THE TREATMENT OF THE RIGHTS AS "OTHER PROPERTY" APPLIES EQUALLY WITH RESPECT TO THE EXCHANGE OF CSB COMMON STOCK FOR FAC COMMON STOCK AND ASSOCIATED RIGHTS. THUS, EACH SHAREHOLDER OF CSB SHOULD ALSO CONSULT THEIR OWN TAX ADVISOR ON THESE MATTERS.

11. The basis of the FAC Common Stock received by each shareholder of CSB (including any fractional share interest to which the shareholder may be entitled) will be the same as the basis of the CSB Common Stock exchanged therefor. Section 358(a)(1).

12. The holding period of the FAC Common Stock received by each shareholder of CSB (including any fractional share interest to which the shareholder may be entitled) will include the period during which the CSB Common Stock exchanged was held, provided the CSB Common Stock was held as a capital asset on the Closing Date. Section 1223(2).

13. No gain or loss will be recognized by FAC upon the receipt of the assets of CSB solely in exchange for shares of FAC Common Stock and the assumption by FAC of the liabilities of CSB. Section 1032.


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14. The holding period of each asset of CSB in the hands of FAC will include the period of time during which CSB held the asset. Section 1223(1).

15. No gain or loss will be recognized by CSB upon the transfer of its assets to FAC solely in exchange for shares of FAC Common Stock and the assumption by FAC of the its liabilities. Sections 357(a) and 361(a).

16. No gain or loss will be recognized by CSB upon the distribution to its shareholders of the FAC Common Stock in exchange for their CSB Common Stock. Section 361(c).

With Respect to both the Merger and the Bank Merger:

17. The receipt of cash in lieu of a fractional share of FAC Common Stock will be treated as if such fractional share was actually received and then redeemed for cash by FAC. Provided that neither FAC, CSB nor Bank is a "collapsible corporation" as defined in Section 341(b), such cash will be treated as in full payment in exchange for such fractional share. Rev Proc 77-41, 1977-2 CB 574.


                                SCOPE OF OPINIONS

The opinions contained herein are based upon the statements in the Agreement and the FACTS and REPRESENTATIONS as contained herein. If any of these are not entirely correct or complete in any material way then it is imperative that KPMG be so informed in writing as such could cause us to change our opinions. KPMG renders its opinion only with respect to the specific items as detailed under the heading "OPINIONS" and KPMG expresses no opinion with respect to any other federal, state, local or foreign tax aspect of the transactions described herein. No inference should be drawn regarding any matter not specifically opined upon.

This opinion is not binding upon the Internal Revenue Service ("IRS"), any other tax authority or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinions KPMG is relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and the judicial and administrative interpretation thereof all as of the date of this letter. All such items are subject to change which can be retroactive in effect and such change can effect the validity of the opinions contained herein. KPMG assumes no obligation to inform you of any such change which occurs subsequent to the date this letter is issued.


With regard to the Rights please be advised as follows: presently there is no direct authority regarding the treatment of the Rights as "other property". The only available





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guidance is in the form of Private Letter Rulings (PLRs) issued by the National
Office of the IRS. Such PLRs generally may not be relied upon by a taxpayer other than the specific taxpayer obtaining the PLR. However, these PLRs do at least give insight into how the IRS views a particular issue.

In PLR 8808081 the IRS ruled that rights similar to the Rights DID constitute "other property" when received in a reorganization under Section 368. Thus, shareholders receiving such rights had, in part, a taxable transaction.

Subsequently, however, the IRS reversed its position and held that rights similar to the Rights did NOT constitute "other property" and, therefore, receipt of these rights in a reorganization under Section 368 did not result in any taxable event. See PLRs 8925087, 8925088, 9040069, and 9040042 (among others).

As well, in published Revenue Ruling 90-11, 1990-1 C.B. 10, the IRS held that the distribution of rights similar to the Rights to the existing shareholders of a corporation did not result in the distribution of "property" and was, therefore, not a taxable event. As this is a published Revenue Ruling it may be relied upon by any taxpayer in a similar situation. While this published Revenue Ruling can be distinguished from the transactions described in this opinion letter (the published Revenue Ruling does not address rights issued in a corporate reorganization) this Revenue Ruling coupled with the more recent PLRs cited above clearly indicates that the current view of the IRS is that the Rights should not be "other property". Thus, while no direct authority exists and, therefore, the matter is not free from doubt, it seems reasonable to conclude that the Rights are not "other property" and, therefore, the receipt of the Rights in the Merger or the Bank Merger does not result in a taxable transaction to the recipient.

In any event, the presence of the Rights will not disqualify either the Merger or the Bank Merger from treatment under Section 368. The only effect is upon the taxable nature of the transactions to the Minority Shareholders and the CSB Shareholders and the basis of the FAC Common Stock they receive.

Sincerely,

KPMG Peat Marwick LLP





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